

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2022

Sanjeev Satyal
Chief Executive Officer
Monterey Bio Acquisition Corporation
17 State Street, 21st Floor
New York, NY 10004

> **Re: Monterey Bio Acquisition Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 24, 2022**
> **File No. 001-40861**

Dear Dr. Satyal:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason Simon